EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED July 31, 2019 Page 1

The following discussion and analysis of the operations, results, and financial position of Coral Gold Resources Ltd. (the “Company” or “Coral”) should be read in conjunction with the Company’s audited consolidated financial statements for the year ended January 31, 2019 and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated September 26, 2019 and discloses specified information up to that date. Coral is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Coral”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Coral Gold Resources Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company’s website at www.coralgold.com.

Business Overview

The Company is an exploration stage entity whose principal business activities are the acquisition, exploration, and development of mineral properties. The Company’s mining claims are located in the states of Nevada and California in the United States. The Company is a reporting issuer in British Columbia, Alberta, and Ontario, a foreign issuer with the United States Securities & Exchange Commission, and trades on the TSX Venture Exchange under the symbol CLH, on the OTCQX under the symbol CLHRF, and on the Berlin & Frankfurt Stock Exchanges under the symbol GV8.

Overall Performance

The following is a summary of significant events and transactions during the six months ended July 31, 2019 and to the date of this MD&A:

Robertson Work Completed by Barrick up to July 31, 2019

Based on a report received from Barrick, Coral reported that Barrick had completed the following field and review work:

•	Robertson 2019 core drilling program began early March 2019

•	13,920 meter drilling program – 5,517 meters completed at July 30, 2019

•	Infill and comparison drilling at Porphyry and Altenburg Hill

•	Infill drilling at Gold Pan/39A

•	Currently developing updated geological and metal models for completion at end of Q2 2019

•	Data addition from 45 core holes drilled in 2018 to develop the mineral inventory, and upgrade the geological understanding and advance metallurgy.

•	Baseline study work

•	Waste/ore characterization work is ongoing

•	Biological baseline work is ongoing.

•	Phase II Heap Leach column testing is in progress

•	SEM mineralogy analysis was completed on the 2018 rock samples

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED July 31, 2019 Page 2

Overall, the results from the 2018 whole core assaying program increased the grade thickness and highlight a previous under-sampling trend. The project team at Barrick focused on analyzing data that was received from the 2018 drilling, and launching the 2019 drilling program.

Other notable items that took place during the year ended January 31, 2019 are as follows:

•	Completed first drill program to verify historical data, with three core rigs assigned to the Robertson property;

•	Assay results were collected for analysis

•	Existing hydrology data reviewed

•	Geotechnical logging conducted on 2017 drill holes with transducers installed

•	Engaged with metallurgical lab to conduct testing on 2017 drilling samples, with results expected in mid-2018.

•	2018 Baseline studies program developed

The advanced work plan for the remainder of 2019 is intended to validate the current resource and metallurgical database, and provide an updated mineral resource.

The Company holds a sliding scale 1% to 2.25% net smelter returns royalty (the “NSR”) on the Robertson Property, payable quarterly, subject to potential advance royalty payments as outlined below, as well as a right of first refusal enabling Barrick to acquire the NSR in the event that the Company wishes to sell the NSR to any third party (the “Transaction”).

The sliding scale NSR rate will be determined based on the observed gold price during each quarterly period based on the average LBMA Gold Price PM during the quarterly period, as follows:

Average Gold Price/Oz During the Quarter (USD)	Applicable NSR Royalty Rate
Up to and including $1,200.00	1.00%
$1,200.01 to $1,400.00	1.25%
$1,400.01 to $1,600.00	1.50%
$1,600.01 to $1,800.00	1.75%
$1,800.01 to $2,000.00	2.00%
Over $2,000.00	2.25%

In the event that the Robertson Property is not placed into production by December 31, 2024, then beginning on January 1, 2025, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2034, Barrick will make advance royalty payments to Coral Gold of US$0.5M, which will be non-refundable and fully credited against any future obligations under the NSR.

The Robertson Property includes the properties also known as the Core, Gold Ridge, Excluded, and the RUF mining claims, but does not include the properties known as the Norma, Sass, Eagle, and JDN mining claims. Robertson is located in eastern Lander County, Nevada, sixty miles southwest of Elko.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED July 31, 2019 Page 3

About the Robertson Property

Robertson is an advanced-stage exploration property located along the Cortez gold trend adjacent to Barrick’s Pipeline Gold Mine and on trend with Barrick’s Cortez Hills mine, which collectively produced over a million ounces of gold in 2016 and recently reported gold reserves of 10.2 million ounces proven and probable. Over the past 25 years, exploration at Robertson by Coral and its various senior partners identified at least six mineralized gold zones with an inferred mineral resource of 2.7 million ounces* (191,725,418 tons grading 0.0143 oz Au/Ton). Coral completed a positive Preliminary Economic Assessment (“PEA”) and Plan of Operation towards pre-feasibility in 2012. The property spans approximately 8,480 acres, comprised of 415 claims and 9 patented claims.

*Note: Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Normal Course Issuer Bids

On August 28, 2019, the Company announced that the TSX Venture Exchange (“TSX-V”) has accepted the Company’s notice for its third normal course issuer bid (the “Third NCIB”).

Pursuant to the Third NCIB, the Company may purchase up to 2,950,485 common shares, which represents approximately 10% of the total current public float (being total issued shares, less shares held by insiders, and their associates and affiliates). Purchases will be made at the discretion of Coral at prevailing market prices, for a 12 month period. Coral intends to hold all shares acquired under the NCIB for cancellation. The funding for any purchase pursuant to the NCIB will be financed out of the unallocated working capital of the Company

The Board of Directors believes the underlying value of the Company may not be reflected in the current market price of the Company’s common shares, and the Board has determined that the Third NCIB is in the best interests of the Company and its shareholders.

As of the date of this MD&A, the Company had purchased and cancelled 3,938,000 common shares pursuant to the Second NCIB, and the Second NCIB has been completed.

Qualified Person

Coral’s projects are under the supervision of Robert McCusker, P.Geo, Coral Consultant, who is a qualified person within the context of National Instrument 43-101. Mr. McCusker has reviewed and approved the technical data herein.

Outlook

As a result of the sale of the Robertson gold property (and associated royalty agreement) to Barrick, Coral is refining its vision and focus on gold exploration in Nevada. The Company is well-positioned to pursue a number of growth opportunities now under consideration by management.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED July 31, 2019 Page 4

Results of Operations

Summary of Quarterly Results

	2019	2019	2019	2018	2018	2018	2018	2017
Period ended	July 31 Q2	Apr 30 Q1	Jan 31 Q4	Oct 31 Q3	Jul 31 Q2	Apr 30 Q1	Jan 31 Q4	Oct 31 Q3
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Income/ Loss for the period	(357,327)	248,544	(3,159,556)	2,895,854	180,671	787,327	(2,793,228)	535,847
Income/ Loss per Share	(0.01)	0.01	(0.06)	0.06	0.00	0.02	(0.06)	0.01
Total Assets	19,084,710	22,573,712	22,222,757	22,717,571	23,239,327	22,572,292	21,937,782	23,150,247

Quarterly income (loss) fluctuate with non-cash items such as share-based payments, movements in current and deferred income tax, and foreign exchange variances.

During the quarters ended April 30, 2019 and October 31, July 31, and April 30, 2018, the Company benefited from a foreign exchange gain as a result of cash balances held in US dollars.

During the quarters ended July 31 and January 31, 2019, and January 31, 2018, the Company was subject to a foreign exchange loss largely as a result of cash balances held in US dollars, which has to be revalued at the end of each reporting period. As the US dollar strengthened in relation to the Canadian dollar during the period, foreign exchange losses were recorded, which was the primary contributor to the loss.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED July 31, 2019 Page 5

Three months ended July 31, 2019, compared with the three months ended July 31, 2018

	2019	2018	Note

Operating and administrative expenses
Consulting fees	$15,603	$15,000
Depreciation	-	54
Directors’ fees	15,000	11,250	1
Investor relations	5,957	6,047
Listing and filing fees	15,788	27,500
Management fees	18,000	18,000
Office and miscellaneous	29,395	7,782	2
Professional fees	25,150	14,951
Salaries and benefits	62,325	29,742
Share based payments	49,225	-	3
Travel	5,023	9,339
	241,466	139,665
Loss before other items	(241,466)	(139,665)
Other items
Gain on sale of investment	-	14,635
Loss on sale of fixed asset	-	(15,476)
Finance income	50,701	47,361
Foreign exchange gain	(429,159)	273,816	4
Interest income	14,053	-	5
Net income	(605,871)	180,671	7
Other comprehensive income (loss)
Items that may be reclassified subsequently to income or loss
Unrealized gain (loss) on available for sale securities	74,927	(16,792)	6
Total comprehensive income	$(530,944)	$163,879
Earnings per share - basic and diluted	$(0.01)	$0.00	7

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED July 31, 2019 Page 6

1.	Directors fees for the three months ended July 31, 2019, were $15,000 compared to $11,250 for the three months ended July 31, 2018. The increase of $3,750 is due to the addition of another independent director after July 31, 2018.

2.	Office and miscellaneous expenses for the three months ended July 31, 2019 were $29,395 compared to $7,782 during the quarter ended July 31, 2018. The increase in the current period is due to the increased office activities relating to the evaluation of new and ongoing projects, as well as some ongoing necessary upgrades made to the Company’s IT systems.

3.	Share-based payments for the three months ended July 31, 2019 were $49,225 compared to $Nil during the corresponding period ended July 31, 2018. The increase is a result of the change in the Company’s stock option policy during the year ended January 31, 2019, where all stock options now vest quarterly over a 12 month period, whereas the previously issued options vested immediately.

4.	Foreign exchange loss for the three months ended July 31, 2019 was $429,159 compared to a gain of $273,816 during the quarter ended July 31, 2018. The decrease in the current quarter relates to movements in the US dollar compared to the Canadian dollar, as the Company holds significant cash balances in US dollars.

5.	Interest income for the quarter ended July 31, 2019, was $14,053 compared to $Nil in the comparative quarter ended July 31, 2018. The increase is a result of realized interest income earned on the settlement of Company’s term deposits and cash and cash equivalents over the current period.

6.	Unrealized income for the quarter ended July 31, 2019, was $74,927 compare to a loss of $16,792 during the corresponding period in 2018. The increase is a result of unrealized interest income earning on the Company’s term deposits.

7.	As a result of the foregoing, net loss for the quarter ended July 31, 2019 was $605,871 compared to net income of $180,671 for the quarter ended July 31, 2018. The change is predominantly the result of movements in foreign exchange between the Canadian and the US dollar, with some affect coming from the increase to operating and administrative expenses over the period.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED July 31, 2019 Page 7

Six months ended July 31, 2019, compared with the six months ended July 31, 2018

	2019	2018	Note

Operating and administrative expenses
Consulting fees	$37,796	$30,000
Depreciation	-	108
Directors’ fees	30,000	22,250	1
Investor relations	18,507	7,563	2
Listing and filing fees	25,975	36,836
Management fees	36,000	36,000
Office and miscellaneous	56,892	16,387	3
Professional fees	39,047	32,540
Salaries and benefits	109,915	59,775
Share based payments	142,566	-	4
Travel	17,770	18,861
	514,468	260,570
Loss before other items	(514,468)	(260,570)
Other items
Gain on sale of investment	-	14,635
Loss on sale of fixed asset	-	(15,476)
Finance income	99,298	91,664
Foreign exchange gain	31,193	1,137,744	5
Interest income	26,650	-	6
Net income	(357,327)	967,997	8
Other comprehensive income (loss)
Items that may be reclassified subsequently to income or loss
Unrealized gain (loss) on available for sale securities	142,827	(38,034)	7
Total comprehensive income	$(214,500)	$929,963
Earnings per share - basic and diluted	$(0.01)	$0.02	8

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED July 31, 2019 Page 8

1.	Directors fees for the six months ended July 31, 2019, were $30,000 compared to $22,250 for the six months ended July 31, 2018. The increase of $3,750 is due to the addition of another independent director after July 31, 2018.

2.	Investor relations expenses for the six months ended July 31, 2019 were $18,057 compared to $7,563 in the comparative period. The increase for the current quarter relates to the Company presenting at conferences during this quarter that were not attended in the previous year.

3.	Office and miscellaneous expenses for the six months ended July 31, 2019 were $56,892 compared to $16,387 during the six months ended July 31, 2018. The increase in the current period is due to the increased office activities relating to the evaluation of new and ongoing projects, as well as some ongoing necessary upgrades made to the Company’s IT systems.

4.	Share-based payments for the six months ended July 31, 2019 were $109,915 compared to $Nil during the corresponding period ended July 31, 2018. The increase is a result of the change in the Company’s stock option policy during the year ended January 31, 2019, where all stock options now vest quarterly over a 12-month period, whereas the previously issued options vested immediately.

5.	Foreign exchange gain for the six months ended July 31, 2019 were $31,193 compared to $1,137,744 during the six months ended July 31, 2018. The decrease in the current quarter relates to movements in the US dollar compared to the Canadian dollar, as the Company holds significant cash balances in US dollars.

6.	Interest income for the six months ended July 31, 2019, was $26,650 compared to $Nil in the comparative period ended July 31, 2018. The increase is a result of realized interest income earned on the settlement of Company’s term deposits and cash and cash equivalents over the current period.

7.	Unrealized income for the six months ended July 31, 2019, was $142,827 compare to a loss of $38,034 during the corresponding period. The increase is a result of unrealized interest income earning on the Company’s term deposits.

8.	As a result of the foregoing, net loss for the six months ended July 31, 2019 was $357,327 compared to net income of $967,997 for the six months ended July 31, 2018. The change is predominantly caused by foreign exchange, with some affect coming from an increase in operating and administrative expenses over the period.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED July 31, 2019 Page 9

Liquidity and Capital Resources

Currently, the Company has no revenues. Historically, the Company has funded its operations through equity financings and the exercise of stock options and warrants, up until the sale of the Robertson Property.

The Company’s current mineral properties are all in the exploration stage. As well, the Company has a long-term royalty, which would require investment from the current property holder in order to get to production. The recoverability of amounts shown in royalty receivable are based on guaranteed payments that are owed to the Company should the operator of the Robertson Property choose not to go forward with operations.

Mineral exploration and development is capital intensive, and in order to maintain its interests, the Company needs to be diligent with its current working capital. There is no assurance that the Company will be successful in raising additional new equity capital.

The change in cash flow activities can be summarized as follows:

	July 31, 2019	July 31, 2018

Operating activities	$(3,391,971)	$(53,301)
Investing activities	3,092,730	(261,446)
Financing activities	(235,674)	225,373
Effect of exchange rate fluctuations on cash and cash equivalents	233,199	941,456
Net change in cash	(301,716)	852,082
Cash and cash equivalents, beginning of period	8,308,884	14,321,433
Cash and cash equivalents, end of period	$8,007,168	$15,173,515

Cash used in operating activities is primarily comprised of operating and administrative expenses, as the Company is at the exploration stage and has no sources of revenue. The movements in cash provided by (used in) operating activities during the six months ended July 31, 2019 compared to the six months ended July 31, 2018, are primarily due to some increases in operating and administrative during the current period, as well movements in the payables and receivables balances.

During the six months ended July 31, 2019, the Company received cash proceeds of $137,700 from the issuance of common shares through exercises of stock options and used $430,076 to purchase existing outstanding common shares through the Company’s Normal Course Issuer Bid.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED July 31, 2019 Page 10

Transactions with Related Parties

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these financial consolidated statements are as follows:

a) Key management personnel

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers for the three and six months ended July 31, 2019, and 2018, was as follows:

	Three months ended July 31,		Six months ended July 31,
	2019	2018	2019	2018

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$33,000	$29,250	$66,000	$58,500
Other members of key management	29,392	29,392	44,455	17,786

Share-based payments
Members of the Board of Directors	-	-	-	-
Other members of key management	-	-	-	-
	$62,392	$38,143	$110,455	$76,286

b) Amounts due to related parties

In the normal course of operations, the Company transacts with companies with directors or officers in common. At July 31, 2019, and January 31, 2019, the following amounts are payable to related parties:

	July 31, 2019	January 31, 2019
Directors	$15,000	$11,250
Oniva International Services Corp.	31,969	20,217
	$46,969	$31,467

The amounts included above are unsecured, non-interest bearing with no fixed terms of repayment.

c) Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”). The transactions with Oniva during the three months ended July 31, 2019 and 2018, are summarized below:

	Three months ended July 31,		Six months ended July 31,
	2019	2018	2019	2018

Salaries, bonuses, fees and benefits	$38,755	$29,665	$86,210	$59,696
Members of the Board of Directors	57,509	10,733	89,246	20,465
	$96,264	$40,398	$175,456	$80,161

Salaries and benefits for the three and six months ended July 31, 2019, includes $29,393 and $44,455 (2018 - $8,893 and $17,786) for key management personnel compensation that has been included in (a) above.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED July 31, 2019 Page 11

Proposed Transactions

The Company does not currently have any proposed transactions.

Critical Accounting Estimates

Significant areas requiring the use of management estimates include the recoverability of amounts receivable, the recoverable value of exploration and evaluation assets, the estimation of the useful lives of property and equipment, the recoverability and measurement of deferred income tax assets and liabilities, the provisions for estimated site restoration obligations, and the inputs used in accounting for share-based payments expense. While management believes that these estimates are reasonable, actual results could differ from those estimates, and could have a material impact to the results of operations and cash flows of the Company.

New Accounting Standards Adopted by the Company

Adoption of IFRS 16 Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract based on whether the customer controls the asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. A lessee can choose to apply IFRS 16 using either a full retrospective approach or a modified retrospective approach. The Company has applied IFRS 16 at the date it becomes effective using a modified retrospective approach. By applying this method, the comparative information for the 2018 fiscal year has not been restated.

At the inception of a contract, the Company assesses whether a contract is or contains a lease. If so, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost, which consists of:

•	The amount of the initial measurement of the lease liability

•	Any lease payments made at or before the commencement date

•	Any indirect costs incurred

•	An estimate of costs to dismantle or remove the underlying asset or to restore the site on which the asset is located

•	Any incentives received from the lessor

The Company has elected not to recognize right of use assets and lease liabilities for short-term lease that have a lease term of 12 months or less and leases of low value assets. The lease payments associated with these leases are expensed on a straight-line basis over the lease term.

The Company has reviewed all existing leases and concluded that all leases that were previously expensed over the lease term where considered to be either short-term leases or leases of low value assets, and therefore there is no impact to the consolidated financial statements upon adoption of IFRS 16.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED July 31, 2019 Page 12

Adoption of IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”)

On June 7, 2017, the IASB issued IFRIC 23 Uncertainty over Income Tax Treatments. The interpretation provides guidance on the accounting for current and deferred income tax liabilities and assets when there is uncertainty over income tax treatments. IFRIC 23 was applicable for annual periods beginning on or after January 1, 2019.

IFRIC 23 requires an entity to determine whether uncertain tax positions are assessed separately or as a group; and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If no, the entity should reflect the effect of uncertainty in determining its accounting tax position. The Interpretation is effective for annual periods beginning on or after January 1, 2019.

The Company adopted IFRIC 23 in its consolidated financial statements for the annual period beginning on February 1, 2019, with no impact on the financial statements.

Financial Instruments

The fair values of the Company’s cash and cash equivalents, term deposits, accounts payable, and amounts payable to related parties approximate their carrying values due to the short-term nature of these instruments. Investment securities are accounted for at fair value based on quoted market prices. The estimated fair value of the royalty receivable approximates its carrying value based on current market rates for similar instruments.

The Company’s financial instruments are exposed to certain financial risk, credit risk, liquidity risk, and market risk.

a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents and term deposits are exposed to credit risk.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED July 31, 2019 Page 13

Concentration of credit risk also exists with respect to the Company’s royalty receivable (see Note 4). The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	July 31, 2019	January 31, 2019

Cash and cash equivalents	$8,007,168	$8,308,884
Term deposits	6,538,151	9,656,320
Royalty receivable	4,089,003	3,969,356
Total	$18,634,322	$21,934,560

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. At July 31, 2019, the Company had working capital of $14,632,336 (January 31, 2019 – working capital of $15,095,435). The Company has cash at July 31, 2019 in the amount of $8,007,168 (January 31, 2019 - $8,308,884) for short-term business requirements. Of this amount, $19,660 has been set aside for the purchases of shares related to the Company’s normal course issuer bid and is currently being held in the Company’s brokerage account. The Company has access to the cash at any time, and meets the definition of Cash and Cash Equivalents under IAS 7 – Statements of Cash Flows.

At July 31, 2019, the Company had current liabilities of $86,726 (January 31, 2019 - $2,911,799). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

c)	Market risk

Market risk consists of interest rate risk, foreign currency risk, and other price risk. These are discussed further below.

Interest rate risk

Interest rate risk consists of two components:

(i) To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at July 31, 2019 and January 31, 2019.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED July 31, 2019 Page 14

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, royalty receivable, other amounts receivable, amounts receivable from a related party, reclamation bonds, and accounts payable, as a portion of these amounts are denominated in US dollars as follows:

	July 31, 2019		January 31, 2019

Cash and cash equivalents	US$	5,923,877	US$	5,842,116
Term deposits		4,956,900		7,360,000
Royalty receivable		3,100,078		2,988,169
Accounts payable		-		(65)
Current income tax liability		-		(2,160,272)

Net exposure	US$	13,980,856	US$	14,029,948

Canadian dollar equivalent		$18,440,749		$18,407,291

Based on the net Canadian dollar denominated asset and liability exposures as at July 31, 2019, a 10% (January 31, 2019 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company’s net income and comprehensive income by approximately $1,844,075 (January 31, 2019 - $1,968,206).

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities, as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

d)	Classification of Financial instruments

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at July 31, 2019:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$8,007,168	$-	$-
Term deposits	6,538,151	-	-
Investments	11,821	-	-
	$14,557,140	$-	$-

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED July 31, 2019 Page 15

Outstanding Share Data

The Company had the following issued and outstanding share capital as at July 31, 2019, and September 26, 2019:

Common shares: 47,696,337 as of July 31, 2019, and 47,696,337 as of September 26, 2019.

Stock options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (July 31, 2019)	Number of Shares Remaining Subject to Options (September 26, 2019)
October 6, 2020	$0.125	100,000	100,000
October 6, 2020	$0.150	100,000	100,000
October 6, 2020	$0.175	100,000	100,000
October 6, 2020	$0.200	100,000	100,000
October 6, 2020	$0.225	100,000	100,000
July 5, 2022	$0.355	1,545,000	1,540,000
September 4, 2023	$0.380	1,260,000	1,260,000
January 25, 2024	$0.390	200,000	200,000
TOTAL:		3,505,000	3,505,000

Warrants: Nil

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures, and have concluded, based on our evaluation, that they are effective as at July 31, 2019, to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules and regulations.

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

The Company assessed the design of the internal controls over financial reporting as at July 31, 2019, and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of Coral because of limitations in size and number of staff. The Company believes it has taken steps to mitigate these risks by increasing additional accounting personnel, consulting outside advisors, and involving the Audit Committee and Board of Directors in reviews and consultations where necessary. However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the six months ended July 31, 2019, that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED July 31, 2019 Page 16

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of September 26, 2019. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.